Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 18,340 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 August 27, 2026

Market Linked Securities—Auto-Callable with Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to an Unequally Weighted Basket Consisting of Five Indices due August 31, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Market measure

An unequally weighted basket (the “Basket”) composed of the following basket components, with the weighting percentages noted parenthetically: the EURO STOXX 50® Index (the “SX5E Index”) (40.00%), the Nikkei Stock Average (the “NKY Index”) (25.00%), the FTSE® 100 Index (the “UKX Index”) (17.50%), the Swiss Market Index (the “SMI Index”) (10.00%) and the S&P®/ASX 200 Index (the “AS51 Index”) (7.50%) (each referred to as a “basket component” and collectively as the “basket components”).

Pricing date*	August 28, 2026
Original issue date*	September 2, 2026
Face amount	$1,000 per security
Automatic call	If, on the call date, the closing level of the Basket is greater than or equal to the starting level, the securities will be automatically called for the call payment on the call settlement date.
Call date*	September 2, 2027
Call settlement date	Three business days after the call date
Call payment	At least $1,104 per security, which corresponds to a call premium of at least 10.10% of the face amount (to be determined on the pricing date).
Maturity payment amount (per security)

If the securities are not automatically called prior to maturity, you will be entitled to receive on the maturity date a cash payment per security as follows:

●if the ending level of the Basket is greater than the starting level:

$1,000 + ($1,000 × basket return × participation rate)

●if the ending level of the Basket is equal to or less than the starting level but greater than or equal to the threshold level:

$1,000

●if the ending level of the Basket is less than the threshold level:

$1,000 + [$1,000 × (basket return + buffer amount)]

Basket return	ending level – starting level starting level
Maturity date*	August 31, 2029
Starting level	100
Ending level

The “ending level” will be equal to the product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 40.00% of the component return of the EURO STOXX 50® Index; (B) 25.00% of the component return of the Nikkei Stock Average; (C) 17.50% of the component return of the FTSE® 100 Index; (D) 10.00% of the component return of the Swiss Market Index; and (E) 7.50% of the component return of the S&P®/ASX 200 Index.

Component return:	final component level – initial component level initial component level
Buffer amount	10%
Threshold level	90, which is equal to 90% of the starting level
Initial component level:	With respect to each basket component, the respective closing level on the pricing date
Final component level	With respect to each basket component, the respective closing level on the calculation day
Participation rate	125%
Calculation day*	August 28, 2029, subject to postponement for non-trading days and certain market disruption events.
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $25.75 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $20.00 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61781D7J1
Tax considerations	See preliminary pricing supplement

Hypothetical payout profile**

If the securities are not automatically called prior to maturity and the ending level is less than the threshold level, you will be exposed to any decline in the closing level of the Basket beyond 10%. You may lose up to 90% of the face amount of your securities at maturity.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $957.90, or within $30.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement referenced below, product supplement for principal at risk securities, index supplement, tax supplement and prospectus, and the “Selected risk considerations” on the following page, before making a decision to invest in the securities.

Preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988226041813/ms18340_424b2-28295.htm

*subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Selected risk considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, product supplement and tax supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee the return of the face amount of your securities at maturity.

●If the securities are automatically called prior to maturity, the appreciation potential of the securities is limited by the fixed call payment specified for the call date.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the basket components.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Basket

●Changes in the levels of the basket components may offset each other.

●The basket components are not equally weighted.

●The securities are subject to risks associated with investments in securities linked to the value of foreign equity securities.

●Adjustments to the basket components could adversely affect the value of the securities.

●Historical levels of the basket components should not be taken as an indication of the future performance of the basket components during the term of the securities.

For more information about the Basket, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement, the index supplement and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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